SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number  1-6948

A.                            Full title of the plan and the address of the plan, if different from that of the issuer named below: SPX Corporation Savings Plan

B.                            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX Corporation Savings Plan

Financial Report

December 31, 2006

SPX Corporation Savings Plan

Report of Independent Registered Public Accounting Firm

To the SPX Corporation Retirement and Welfare

Plan Administrative Committee

SPX Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of the SPX Corporation Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the SPX Corporation Savings Plan as of December 31, 2006 and 2005 and the changes in net assets for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan
June 25, 2007

SPX Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Participant-directed investments :
Interest in SPX Corporation Savings Trust, at fair value (Note 3)	$23,052,674	$20,867,124
Participant loans	1,463,944	1,303,409

Total participant-directed investments, at fair value	24,516,618	22,170,533

Contributions receivable:
Employer	38,582	35,221
Employee	43,246	37,443

Total contributions receivable	81,828	72,664

Adjustment from fair value to contract value for interest in SPX Corporation Savings Trust relating to fully benefit-responsive investment contracts	78,244	95,697

Net Assets Available for Benefits	$24,676,690	$22,338,894

See Notes to Financial Statements.

SPX Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment gain from interest in the SPX Corporation Savings Trust (Note 3)	$2,201,034
Participant loan interest	89,465
Contributions:
Employee	1,373,780
Employer	436,874

Total additions	4,101,153

Deductions
Distributions to participants	1,658,128
Administrative expenses	36,512
Net assets transferred to other unrelated plans	68,717

Total deductions	1,763,357

Net Increase	2,337,796

Net Assets Available for Benefits
Beginning of year	22,338,894

End of year	$24,676,690

See Notes to Financial Statements.

SPX Corporation Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Description of the Plan

The following brief description of the SPX Corporation Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for more complete information.

General - The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan benefits primarily employees of SPX Corporation (the “Employer” or the “Company”) who are covered by collective bargaining agreements and who have met eligibility requirements.

Contributions - Contributions to the Plan by employees are limited to 17 percent of an employee’s annual before-tax compensation, taking into account the limitations imposed by the Internal Revenue Code.  Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon. Employer contributions are determined based on the participant’s business unit.  Generally, employer-matching contributions are calculated at a rate of $.35 for each $1.00 contributed in a year by a participant or at a rate of $.15 for each hour worked.  In some instances, the employer-matching contribution cannot exceed $750 per participant per year.  In addition, the Employer may make additional contributions to participant accounts at a rate of $.31 for each hour worked.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s matching and supplemental contributions, if any, and an allocation of plan earnings.  Allocation of plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants elect to invest their account balance and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.

Vesting - Vesting in Employer contributions is dependent upon the participant’s business unit.  Generally, participants vest over a five to six year period.  Forfeitures reduce the Employer’s contributions in the year of forfeiture or future years.

Payment of Benefits - Participants in the Plan are able to receive benefits in a lump sum, monthly or yearly installments, or through annuity payments in the event of death, disability, or termination of employment.  In addition, participants are also able to obtain their contributions and/or their pretax account balances if, subject to Employer approval, they are able to demonstrate financial hardship, as defined by the Plan.  All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee”).

Participant Loans - A participant in the Plan can borrow from the Plan an amount not to exceed amounts as described in the Plan.  The term of the loan may not exceed five years unless the loan is used in the purchase of a primary residence, in which case the term may be for up to 15 years.  Loans bear market rates of interest as determined by the Committee.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

Administration - The Company is the sponsor of the Plan.  The Committee, as provided in the plan agreement, is the plan administrator and has responsibility for the administration of the Plan.  Fidelity Management Trust Company functions as trustee and investment manager.  Investment management fees and trustee fees are paid by the Plan in accordance with the plan agreement.

Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon termination, all participants become 100 percent vested in their account balances.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis.

Investments – The Plan’s investments are stated at fair value.  The fair value of the Plan’s interest in the SPX Corporation Savings Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income less actual distributions (see Note 3).  The Master Trust’s investments are stated at fair value.  Common collective trust funds that invest in fully benefit responsive investment contracts (commonly known as stable value funds) within the Master Trust are adjusted to contract value in the financial statements.  Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Quoted market prices are used to value all other investments in the Master Trust.  The value of participant loans is the face value, which approximates fair value.  Dividend income is accrued on the ex-dividend date.

Benefit Payments - Benefits are recorded when paid.

Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and the related trust is exempt from federal income tax under Section 501(a) of the Code.  The Plan obtained a determination letter on December 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  Since the date of the determination letter, the Plan has been amended and restated.  The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Change in Presentation - In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). This FSP requires investments in benefit-responsive investment contracts be presented at both fair value and contract value on the Statement of Net Assets Available for Benefits.  The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $78,244 and $95,697 as of December 31, 2006 and 2005, respectively. There was no impact to total net assets as of December 31, 2005.

Note 3 - Master Trust Fund

The investments of certain defined contribution plans sponsored by SPX Corporation, including the SPX Corporation Savings Plan, are combined in the Master Trust.  Under the terms of a trust agreement between Fidelity Management Trust Company (the “Bank”) and the Company, the Bank manages trust funds on behalf of the Plan.  These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  The Plan’s assets in the Master Trust represented approximately 3 percent of the total assets in the Master Trust as of December 31, 2006 and 2005.  Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The total assets held in the Master Trust at December 31, 2006 and 2005 are as follows:

	2006	2005

Money market fund	$3,872,187	$3,176,329
Common collective trust fund	147,974,830	153,160,937
Mutual funds	514,523,100	466,212,197
Insurance company general account	538,511	5,689,577
Employer securities	135,519,544	107,256,026

Total Master Trust investments, at fair value	802,428,172	735,495,066

Adjustment from fair value to contract value for interest in SPX Corporation Savings Trust relating to fully benefit-responsive contracts.	1,778,287	2,278,491

Total Master Trust investments	$804,206,459	$737,773,557

The investment income for the Master Trust for the year ended December 31, 2006 is as follows:

Net appreciation in fair value of investments:
Mutual funds	$29,209,505
Employer securities	35,464,471

Net appreciation	64,673,976

Interest and dividends	43,453,417

Net investment income	$108,127,393

Note 4 – Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)

The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500.  The net assets on the financial statements were higher than Form 5500 at December 31, 2006 by $78,244.  Additionally, the net increase in the net assets available for benefits on the Form 5500 for the year ended December 31, 2006 is lower by $78,244.

Note 5 – Subsequent Event

Subsequent to year-end the Company sold Contech, an automotive components business of the Company, to an unrelated third party.  Employees at Contech participated in the Savings Plan.  As a result of the sale, a partial plan termination occurred and the affected participants became 100 percent vested in their account balances.  Affected participants that terminated prior to the date of sale remained subject to the applicable vesting rules at the time of termination.

SPX Corporation Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 38-1016240, Plan 403

December 31, 2006

(a)(b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value

Participants	Participant loans bearing interest at rates from 4.00 percent to 10.50 percent	—	$1,463,944

Note -               In compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investments in Master Trust assets are omitted from this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION SAVINGS PLAN

By: The SPX Administrative Committee

Date: June 28, 2007	By:	/s/ Kevin L. Lilly
Kevin L. Lilly
Senior Vice President, Secretary and
General Counsel and Member of the
SPX Administrative Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC